Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-258506

Prospectus Supplement No. 2

(To Prospectus dated August 24, 2021)

OWLET, INC.

This prospectus supplement updates, amends and supplements the prospectus dated August 24, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-258506). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K (the “Current Report”), filed with the SEC on October 25, 2021 (excluding Item 7.01 and Exhibit 99.1). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Owlet, Inc.’s common stock and warrants are listed on the New York Stock Exchange under the symbols “OWLT” and “OWLT WS.” On October 22, 2021, the closing price of our common stock was $3.76 and the closing price of our warrants was $0.51.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Risk Factors” beginning on page 6 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 25, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 22, 2021

Owlet, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39516	85-1615012
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500 Executive Parkway, Ste. 500 Lehi, Utah	84043
(Address of principal executive offices)	(Zip Code)

(844) 334-5330

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	OWLT	New York Stock Exchange
Warrants to purchase common stock	OWLT WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD.

On October 25, 2021, Owlet, Inc. (the “Company”) provided an update to certain investors regarding recent developments with its Smart Sock suspension and related Company actions. The communication is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01 and the attached Exhibit 99.1 are being furnished and shall not be deemed to be “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall they be deemed to be incorporated by reference in any filing made by the Company under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01. Other Events.

As previously disclosed on the Current Report on Form 8-K filed on October 4, 2021, the Company received a Warning Letter, dated October 1, 2021 (the “Warning Letter”), from the United States Food and Drug Administration (“FDA”). The Warning Letter asserts that the Company’s marketing of its Owlet Smart Sock product (the “Smart Sock”) in the United States renders the Smart Sock a medical device requiring premarket clearance or approval from FDA, and that the Company has not obtained such clearance or approval in violation of the Federal, Food, Drug, and Cosmetic Act. Pursuant to the Warning Letter and in response to the request by FDA to cease distribution of the Smart Sock in the U.S., the Company has suspended distribution of the Smart Sock in the United States as of October 22, 2021. The suspension is specific to shipments by the Company to customers and retailers in the United States, and operations in other countries remain unaffected.

The Company also announced that it is developing a new sleep monitoring sock that it plans to sell as a consumer wellness product, which the Company believes does not present the same concerns that FDA has raised regarding the Smart Sock, based on differences in the functionality of and marketing claims for the new product. The Company also plans to submit an application to FDA seeking marketing authorization for the features of the Smart Sock that FDA believes make the product a medical device.

The Company cannot give any assurances that FDA will accept the Company’s application seeking marketing authorization for the Smart Sock as a medical device or that, even if such application is accepted for review, that FDA will grant marketing authorization for the Smart Sock. The Company also cannot give any assurances that FDA will not raise similar concerns regarding the regulatory status of the new planned consumer wellness product. The Company also cannot give any assurances as to the timing of the resolution of such matters.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements regarding the Company’s development of additional products and plans for submissions with FDA. All forward-looking statements included in this Current Report on Form 8-K involve risks and uncertainties that could cause the Company’s actual results to differ materially from the anticipated results and expectations expressed in these forward-looking statements. These statements are based on current expectations, forecasts and assumptions, and actual outcomes and results could differ materially from these statements due to a number of factors, including the risk factors disclosed in the reports filed by the Company with the Securities and Exchange Commission from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company assumes no obligation to update these forward-looking statements, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Investor Communication, dated October 25, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Owlet, Inc.

Date: October 25, 2021	By:	/s/ Kate Scolnick
	Name:	Kate Scolnick
	Title:	Chief Financial Officer

Exhibit 99.1

Hello [Investor]:

I’m reaching out with a follow-up to our October 4, 2021 8-K filing regarding the FDA Warning Letter issued to Owlet dated October 1, 2021. We are cooperating in good faith with the request by FDA to cease distribution of the Smart Sock product in the U.S. In the coming weeks, we expect to announce a new sleep monitoring sock that we plan to sell as a consumer wellness product, which we believe does not present the same FDA concerns as the Smart Sock. Some key points:

•

As we reported in our 8-K filing on October 4, 2021, Owlet planned to engage with FDA regarding its plans to continue commercialization of a modified sock product prior to receipt of marketing authorization for the Smart Sock, and we continue to move ahead in full cooperation with the FDA to seek marketing authorization for the features of the Smart Sock that FDA believes make it a medical device.

•

The letter we received from the agency did not identify any safety concerns about the Smart Sock; rather, the FDA asserts that the Smart Sock should be classified as a medical device in the U.S. because of the heart rate and oxygen notifications.

•

We are complying with the FDA’s request to cease distribution of the Smart Sock until we obtain marketing authorization for the features that the FDA believes make the Smart Sock a medical device. This action is specific to the U.S. only, and no other countries or regions are affected.

•	We expect to announce a new sleep monitoring sock product in the coming weeks.

•	You can view our latest statement on the Owlet website: https://owletcare.com/pages/fda-response

•	We will provide additional information on our third quarter 2021 earnings call, which is scheduled for November 10, at 4:30 pm ET.

Thank you for your continued support of Owlet as we work with the FDA to resolve this. As we have said, our mission is to empower parents with the tools, technology, and resources to provide the best care in the home. With over 1 million babies monitored, we are extremely proud of the innovation and technology Owlet has delivered, and we remain committed to working with the FDA, now and in the future, to ensure we can continue to innovate and deliver the cutting-edge technology that millions of parents and caregivers have come to know and love.

Regards,

Kurt Workman

Chief Executive Officer